

HAPPYNEST

Invest in Real Estate Like the Wealthy: A Veteran-Founded Platform Democratizing Wealth Building

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myhappynest.com Charlotte, NC

Featured Investors

- Stuart Shaw of Bonner Carrington
- Pasadena Private Wealth
- William C. Gallo
- Scott Jafee, CEO of Metropolitan Realty Group
- Gary S. Farmer, President, Heritage Title Company
- Peter Siegel, Founder, Siegel Capital
- Chris Knauer, President, The Storage Investment Group
- Chris Corr, CEO, The Storage Investment Group
- Eric Altmann

Eric Altmann

Syndicate Lead

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The founders have a great idea in enabling small investors to participate in real estate investing. Their platform makes it easy for everyday investors to participate in opportunities usually only available to those with high net worth. Focusing on helping veterans, benefits all Americans. Their dedication and integrity to the business is unwavering. This additional capital raise will allow them to grow the business effectively by obtaining additional users, strengthening infrastructure and enhancing the investor experience.

Invested $25,000 this round & $100,000 previously

Highlights

1 Veteran founded - Focused on helping the military, veterans, and their supporters grow their wealth

2 100k accounts created | 113k individual investment transactions | Invested in 40+ real estate assets

3 Management has 100+ years of real estate investing experience with a proven track record of success

5 Consistently delivered annual cash returns of 6% with room to grow both cash and property value

6 We have experienced 350% y-o-y growth in customers and over 500% growth in individual investments

7 Founders with experience in successfully building and exiting startups

Our Team



Jesse Prince CEO & Founder

Graduated west point, served my country in combat as a captain and brought all my men and women home alive.



Leonardo Sessa President & Co-Founder

Fathering my son though his battle with cancer.

Democratizing the World of Real Estate Investing

Happy Nest

Revolutionizing Real Estate Investment for Everyone

OVERVIEW

HappyNest is a cutting-edge fintech platform that empowers everyday investors to participate in high-quality commercial real estate opportunities with ease. Our mission is to make real estate investing accessible, engaging, and rewarding for everyone. Our easy-to-use app offers a unique combination of investment opportunities and gamified experiences, while simultaneously providing valuable data on spending behaviors and brand affinity to management.

TRACTION & GROWTH

- Rapid user base expansion, with impressive 350% YoY increase at a $37 acquisition cost per investor.
- 60k accounts created with over 25k bank accounts linked.
- 14k investors resulting in over 95k individual investments

INVESTMENT OPPORTUNITY

- Expand our portfolio of investment offerings and enhance user experience.
- Accelerate growth and user acquisition through targeted marketing campaigns.
- Strengthen operational infrastructure to support increased volume and regulatory compliance.
- Develop strategic partnerships to broaden our reach and drive long-term success.

THE TEAM

Experienced leadership with backgrounds in real

- 15 high-performing commercial real estate assets across the country, offering attractive risk-adjusted returns.



Tiered Investment Model

Multiple investment tiers (Basic, Preferred, and Premium) tailored to match different risk appetites and investment objectives.



Robust Compliance & Security

Rigorous KYC/AML checks, and Plaid integration for identity verification, and bank account linking.



Round-Up Feature

Micro-investing by rounding up transactions on linked cards turns spare change into shares of commercial real estate, while providing valuable insights.



Seamless User Experience

Intuitive interface and features, including interactive graphs, a diverse range of investment options, and comprehensive account management tools.



Gamified Offer Wall

Custom brand matching, exclusive offers, and investment rewards create a captivating user experience, while driving revenue growth.

estate, finance, and technology. Passionate and committed to democratizing real estate investment.

CONCLUSION

Join HappyNest and seize the opportunity to be a part of a rapidly growing company that revolutionizes the real estate investment landscape. With a unique value proposition tailored to the massive Millennial and Gen Z retail investor market, our Series A capital raise aims to fuel exponential growth and make real estate investment accessible and inclusive for all. We've raised and deployed over $4M to establish a robust software infrastructure for our complex business model and to initiate marketing efforts targeting end users.

GET IN TOUCH

Jesse Prince Founder & CEO, HappyNest
Email: investments@myhappynest.com